UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CARO HOLDINGS, INC.
(Name of Issuer)

Common

(Title of Class of Securities)

14367H 100

(CUSIP Number)

Meriesha Rennalls

Caro Holdings Inc.

7 Castle Street, Sheffield, UK S3 8LT

+1 786 755 3210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14367H 100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOISE COMMS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.333%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 14367H100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.00001 par value ("Shares"), of Caro Holdings, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7 Castle Street, Sheffield UK, S3 8LT; its telephone number is (786) 755-3210.

Item 2.  Identity and Background.

This Schedule 13D is being filed with respect to shares of the Issuer's Common Stock held by Noise Comms Limited (“Noise Comms” or the “Reporting Person”) Noise Comms is a business communications provider registered in England and Wales. The address of the principal executive offices of the Reporting Person is 32 Eyre Street, Sheffield, UK S1 4QZ.  Noise Comms is 100% owned by Meriesha Rennalls.

During the last five years neither the Reporting Person, nor, to the knowledge of its principals, any of its respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person, nor, to the knowledge of its principals, its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On December 29, 2022, the Issuer entered into a software license agreement with Noise Comms for the acquisition of a Unified Communications Platform which enables multi-party communications between brands and consumers. This transaction pertains to the procurement of the mentioned software to acquire the shares described in this Schedule 13D.

Item 4. Purpose of Transaction.

(a)	Noise Comms is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Noise Comms has no other present intent to take any action that would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Noise Comms will continue to review its investment in the Issuer and reserves the right to change its intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer.

(a)-(b).

Noise Comms has the sole power to vote and dispose of 20,000,000 Shares. The 20,000,000 Shares beneficially owned by Noise Comms constitute approximately 33.333% of the Shares outstanding as of the date of this filing.

(c).	In the last sixty days, Noise Comms has not purchased or sold any Shares of the Issuer.

(d).	Not applicable.

(e).	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023.

/s/ Meriesha Rennalls
MERIESHA RENNALLS

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